Exhibit 99.1

HUTCHMED Announces Full Exercise of the Over-allotment
Option of the Global Offering

Hong Kong, Shanghai, & Florham Park, NJ — Monday, July 12, 2021: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM, HKEX:13) today announces the full exercise of the over-allotment option of the Global Offering. The Joint Global Coordinators, on behalf of the International Underwriters, on July 12, 2021, fully exercised the Over-allotment Option, in respect of an aggregate of 15,600,000 offer shares (the “Over-allotment Shares”), representing approximately 15% of the total number of offer shares initially available under the Global Offering before any exercise of the Over-allotment Option to (among other things) facilitate the return to Hutchison Healthcare Holdings Limited (an indirect wholly owned subsidiary of CK Hutchison Holdings Limited) the borrowed shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering. The Company has been notified that following the return of such shares, the shareholding of CK Hutchison Holdings Limited in the Company will be 332,502,740 shares, representing 38.48% of the total number of voting rights of the Company as enlarged by the issuance of the Over-allotment Shares.

The Over-allotment Shares will be allotted and issued by the Company at HK$40.10 per offer share (exclusive of brokerage of 1%, Securities and Futures Commission transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the offer price per offer share under the Global Offering.

Approval of Listing

Approval for the listing of and permission to deal in the Over-allotment Shares has already been granted by the Listing Committee of the Hong Kong Stock Exchange. Listing of and dealings in the Over-allotment Shares are expected to commence on the Main Board of the Hong Kong Stock Exchange at 9:00 a.m. on Thursday, July 15, 2021.

Total Number of Issued Shares upon the Full Exercise of the Over-Allotment Option

The Company’s total number of issued shares as of the date of this announcement and immediately after the completion of the full exercise of the Over-allotment Option (assuming there are no other changes to the total number of issued shares since the date of this announcement) is 848,515,660 shares and 864,115,660 shares, respectively.

AIM Admission

Application will be made to the London Stock Exchange for the 15,600,000 Over-allotment Shares to be admitted to the AIM market operated by the London Stock Exchange ("Admission"). It is expected that Admission will become effective at 8:00 a.m. UK time on July 16, 2021.

Following the above, the issued share capital of HUTCHMED will consist of 864,115,660 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury. This figure may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, HUTCHMED under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. For illustrative purposes only, 864,115,660 shares would be equivalent to 864,115,660 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 172,823,132 ADSs (each equating to five ordinary shares) which are traded on Nasdaq.

Use of Proceeds

The gross proceeds to the Company from the Over-allotment Option, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$625 million. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the prospectus.

The Company will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

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About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM, HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including statements about the Global Offering and listing, the use of proceeds and the Company’s plans and objectives. Forward-looking statements involve risks and uncertainties. More information about the risks and uncertainties faced by HUTCHMED will be contained or incorporated by reference in the prospectus registered with The Stock Exchange of Hong Kong Limited (“SEHK”), prospectus and prospectus supplement that have been filed with the SEC and the international offering circular, in each case related to the Global Offering. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the SEHK, U.S. Securities and Exchange Commission and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

IMPORTANT NOTICE

In connection with the Global Offering, Morgan Stanley Asia Limited as stabilizing manager (the “Stabilizing Manager”) (or any person acting for it), on behalf of the underwriters, may effect transactions on the SEHK with a view to stabilizing or supporting the market price of the shares at a level higher than that which might otherwise prevail for a limited period after the listing date. However, there is no obligation on the Stabilizing Manager (or any person acting for it) to conduct any such stabilizing action, which, if taken, will be done at the absolute discretion of the Stabilizing Manager (or any person acting for it) and in what the Stabilizing Manager reasonably regards as the best interest of the Company and may be discontinued at any time. Any such stabilizing action is required to be brought to an end on the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Such stabilization action, if commenced, may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws, rules and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong), as amended, made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018) and Regulation M under the U.S. Securities Exchange Act of 1934, as amended.

Potential investors should be aware that no stabilizing action can be taken on the SEHK to support the price of the shares for longer than the stabilization period which began on the listing date and is expected to expire on Friday, July 23, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering. After this date, when no further stabilizing action may be taken, demand for the shares, and therefore the price of the shares, could fall.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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